UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42746

K-TECH SOLUTIONS COMPANY LIMITED

Unit A, 7/F Mai On Industrial Building
17-21 Kung Yip Street, Kwai Chung
New Territories, Hong Kong
Tel: + 852 2741 3165
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Issuance of Press Release

On October 15, 2026, K-Tech Solutions Company Limited (the “Company”) issued a press release (the “Press Release”) as Exhibit 99.1 to this Form 6-K, announcing an acquisition. The board of directors of the Company is pleased to announce that, on October 14, 2026, the Company entered into the Sale and Purchase Agreement (the “SPA”) with the shareholders of Flourish Ventures Trading Pte Ltd (“Flourish Ventures”), pursuant to which the Company agreed to acquire 100% equity interest in Flourish Ventures. The consideration shall be settled by the issuance of 43,800,000 Class A ordinary shares of the Company.

Flourish Ventures is owned as to 33.34% by Mr. Kwok Yiu Keung, 33.33% by Mr. Kwok Yiu Wah and 33.33% by Mr. Kwok Yiu Fai, the controlling shareholders of the Company, and such transaction was reviewed and approved by the Audit Committee of the Board of Directors of the Company. Flourish Ventures, together with its Singapore-based subsidiary, is principally engaged in the global wholesale trading of diverse range of consumer and industrial products across global markets, including hardware for outdoor activities that are exported to the United States. The acquisition aligns with the Company’s strategy to strengthen its revenue streams and further expand its market share in the United States. Completion of the acquisition is subject to the satisfaction of the customary closing conditions and other terms set out in the SPA, and is expected to take place on or before October 31, 2026.

The press release is exhibited in this form with exhibit number 99.1.

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The words “believe,” “anticipate,” “intends,” “estimate,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations.

Exhibits

The following exhibit is included in this Form 6-K:

Exhibit No.	Description of Exhibit
99.1	Press Release of the Company dated October 15, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

K-TECH SOLUTIONS COMPANY LIMITED

	By:	/s/ Kwok Yiu Keung
	Name:	Kwok Yiu Keung
	Title:	Chief Executive Officer and Director

Date: October 15, 2026

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